Exhibit 99.1

For Immediate Release

Contact:

WSP Holdings Limited

CCG Investor Relations, Inc.

Ms. Judy Zhu, IR Director

Ms. Elaine Ketchmere, Partner

Phone: +86-510-8536-0401

Phone: +1-310-954-1345 (Los Angeles)

E-mail: info@wsphl.com

E-mail: elaine.ketchmere@ccgir.com

http://www.wsphl.com

http://www.ccgirasia.com

WSP Announces Results of Its Annual General Meeting

WUXI, China, August 16, 2010 -- WSP Holdings Limited (NYSE: WH) ("WSP Holdings" or the "Company"), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction ("Oil Country Tubular Goods" or "OCTG"), and other pipes and connectors, today announced that its shareholders approved each of the proposals submitted for approval at its 2010 Annual General Meeting of Shareholders held on August 13, 2010.

Specifically, the shareholders approved:

1.

to re-elect Mr. Piao Longhua as a director and Chairman of the Board of Directors of the Company;

2.

to re-elect Mr. Abdul Halim bin Harun as a director and Vice Chairman of the Board of Directors of the Company;

3.

to re-elect Mr. Xu Xizhong as a director of the Company;

4.

to re-elect Mr. Wang Weidong as a director of the Company;

5.

to reappoint Deloitte Touche Tohmatsu CPA Ltd. as the Independent Auditor of the Company for the fiscal year 2010 and authorize the Board of Directors to fix their remuneration; and

6.

to authorize each of Piao Longhua and Thi Yip Kok (each, an “Officer”) to take any and every action that might be necessary to effect the foregoing resolutions as such Officer, in his absolute discretion, thinks fit.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

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